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                            August 19, 2021

       Charles Kallenbach
       General Counsel
       EngageSmart, LLC
       30 Braintree Hill Office Park, Suite 101
       Braintree, Massachusetts 02184

                                                        Re: EngageSmart, LLC
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted August 9,
2021
                                                            CIK No. 0001863105

       Dear Mr. Kallenbach:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to those in our letter dated July 28, 2021.

       Amendment No. 1 to Draft Registration Statement

       Prospectus Summary, page 1

   1. Please disclose the material terms of the Stockholders' Agreement in the prospectus summary. We note that
the agreement will provide General Atlantic and affiliates of
                                                        Summit with the rights
to nominate a specified number of directors based on the voting power held by General
Atlantic and affiliates of Summit.
       Management's Discussion and Analysis
       Key business metric and non-GAAP financial measures, page 87

   2. We note your response to prior comment 9. As previously requested, please revise your tables to also disclose
the most directly comparable GAAP measure for Adjusted
 Charles Kallenbach
EngageSmart, LLC
August 19, 2021
Page 2
      EBTIDA Margin and Adjusted Gross Margin. Please similarly revise disclosures on page
      16 and on graphics pages where Adjusted EBITDA Margin and Adjusted Gross Margin are presented.
        You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,
FirstName LastNameCharles Kallenbach
                                                          Division of
Corporation Finance
Comapany NameEngageSmart, LLC
                                                          Office of Technology
August 19, 2021 Page 2
cc:       Ian D. Schuman
FirstName LastName